Exhibit 99.1

Abits Group Inc. Announces Operational Updates for The Third Quarter Ended September 30, 2024

Hong Kong, October 30, 2024 (GLOBE NEWSWIRE) — Abits Group Inc. (NASDAQ: ABTS), a leading data center operator specializing in Bitcoin mining operations in the United States, today announced its operational updates for the third quarter of 2024.

Operational Highlights

The Company’s mining fleet comprises:

●	1,370 units of S19 Hydro XP (featuring hydro-cooling technology)

●	305 units of S19J Pro

●	300 units of T21

●	500 units of S19 XP (scheduled for deployment by end of October)

Key performance metrics for Q3 2024:

●	Weighted average fleet efficiency: 21.19 J/TH

●	Maximum hash rate achieved: approximately 430 PH

●	Mining output: 19.54 bitcoins (compared to 24.1 bitcoins in Q2, reflecting the impact of April’s halving event)

Financial Performance

●	Revenue from operations : $1.26 million for Q3

●	Year-to-date revenue from operations: $ 4.93 million

●	Total electricity expenditure for Q3: $0.58 million (at $0.0351/kWh)

Strategic Developments

The Company has implemented several strategic initiatives during Q3:

1.	Infrastructure Enhancement

○	Expanded Duff Site power capacity from 10 MW to 12 MW, completed by Oct 2024

○	Reduced curtailment capacity from 95% to 87.5%, projecting increased revenue from Q4

○	Installed two water wells with supporting equipment (pumps and filtration) scheduled for Q4 completion

2.	Operational Excellence

○	Implemented proprietary monitoring software for the Duff site

○	Enhanced site disruption response capabilities through in-house developed solutions

○	Executed NDA for potential acquisition of a new 10MW site in Missouri

Management Commentary

“The Company continues to enhance its operational efficiency and management capabilities while actively pursuing new expansion opportunities,” stated Conglin (Forrest) Deng, Chief Executive Officer of ABTS. “In the post-halving environment, our focus on cost optimization remains crucial for achieving our annual targets. Our positive operating cash flow and robust cash reserves position us well for strategic implementation.”

“We are pleased to announce the upcoming deployment of 500 units of Antminer S19 XP in October, which is expected to increase our hash rate by 70PH. This expansion will drive our maximum overall hash rate capacity beyond 500 PH during the fourth quarter. Additionally, we are actively evaluating further expansion opportunities,” added Mr. Deng.

About Abits Group Inc.

Abits Group Inc. (NASDAQ: ABTS) is a U.S.-based digital data center operator specializing in Bitcoin self-mining operations. For more information, please visit www.abitsgroup.com or contact ir@abitgrp.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.